UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For Month of December 2010

COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On November 29, 2010, Origin Agritech Limited entered into an agreement with Rodman & Renshaw, LLC, as selling agent, for the sale of ordinary shares from time to time under a Continuous Offering Program Agreement.  The agreement covers up to 2,000,000 shares that may be sold at a price to the then market price on the date of sale, pursuant to a notice from the company to the selling agent.  The selling agent will be paid 1.8% of the gross proceeds from each sale.  The agreement provides for an initial sale period ending on June 11, 2010.

The ordinary shares to be sold under the Continuous Offering Program Agreement will be registered under the company’s current shelf registration statement on Form F-3.  The company will be filing a prospectus supplement to that registration statement after certain blue sky and NASDAQ filings have been made and completed.  The company will not be selling any such securities until all regulatory filings have been made and completed.

The company also has entered into two financial services agreements with Chardan Capital Markets, LLC and Global Hunter Securities, LLC under which it will pay to each of them a fee equal to 0.60% of the gross proceeds raised from the sale of ordinary shares under the Continuous Offering Program Agreement.

No assurance can be given that the company will be able to sell any securities under the Continuous Offering Program Agreement.  Sales will depend on the market conditions and the minimum price set by the company for the number of shares it wishes to sell.  If any funds are raised, the net proceeds will be used for working capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

	By:	/s/ Mr. Liang Yuan
	Name:	Mr. Liang Yuan
	Title:	Chief Executive Officer

Date: December 16, 2010

EXHIBITS

Exhibit Number	Description

4.01	Form of Continuous Offering Program Agreement between the company and Rodman & Renshaw, LLC, dated November 29, 2010

4.02	Form of Financial Services Agreement between the company and Chardan Capital Markets, LLC.

4.03	Form of Financial Services Agreement between the company and Global Hunter Securities, LLC.